UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cricut, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

22658D100

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons Petrus Trust Company, LTA
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 126,965,929 (1)
	(6)	Shared voting power
	(7)	Sole dispositive power 126,965,929 (1)
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 126,965,929 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 74.13% (2)
(12)	Type of reporting person (see instructions) OO

(1)	Consists of (a) 120,882,351 shares of Class B Common Stock held of record by HWGAA, L.P. (HWGAA) and for which Petrus Capital Management, LLC (PCM) serves as the general partner and (b) 6,083,964 shares of Class B Common Stock held of record by Petrus Employee Profit Share, L.P. (PAM2) and for which PAM Partners GP, LLC (PAM Partners GP) serves as the general partner. Petrus Trust Company, LTA (PTC) serves as an investment advisor to HWGAA and PAM2 and as trustee to the sole member of PAM Partners GP. An investment committee of PTC comprised of three individuals has voting and dispositive control over the Class B Common Stock held by HWGAA and PAM2. No single person controls investment or voting decisions with respect to the shares beneficially owned by PTC.

(2)	Percentage ownership is calculated based on 171,263,315 shares of Class A Common Stock of the Issuer, which includes 44,297,386 shares of Class A Common Stock outstanding as of December 31, 2022 plus 126,965,929 shares of convertible Class B Common Stock beneficially owned by PTC.

(1)	Names of reporting persons Petrus Capital Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 120,882,351 (1)
	(6)	Shared voting power
	(7)	Sole dispositive power 120,882,351 (1)
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 120,882,351 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 73.18% (2)
(12)	Type of reporting person (see instructions) OO

(1)	Consists of 120,882,351 shares of Class B Common Stock held of record by HWGAA, for which PCM serves as the general partner. PTC serves as an investment advisor to HWGAA. An investment committee of PTC comprised of three individuals has voting and dispositive control over the Class B Common Stock held by HWGAA. Each member of the investment committee has one vote, and the approval of two of the three members is required to approve an action of the investment committee. No single person controls investment or voting decisions with respect to the shares beneficially owned by PCM.

(2)	Percentage ownership is calculated based on 165,179,737 shares of Class A Common Stock of the Issuer, which includes 44,297,386 shares of Class A Common Stock outstanding as of December 31, 2022 plus 120,882,351 shares of convertible Class B Common Stock beneficially owned by PCM.

(1)	Names of reporting persons HWGAA, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 120,882,351 (1)
	(6)	Shared voting power
	(7)	Sole dispositive power 120,882,351 (1)
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 120,882,351 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 73.18% (2)
(12)	Type of reporting person (see instructions) PN

(1)	Consists of 120,882,351 shares of Class B Common Stock held of record by HWGAA, for which PCM serves as the general partner. PTC serves as an investment advisor to HWGAA. An investment committee of PTC comprised of three individuals has voting and dispositive control over the Class B Common Stock held by HWGAA. Each member of the investment committee has one vote, and the approval of two of the three members is required to approve an action of the investment committee. No single person controls investment or voting decisions with respect to the shares held by HWGAA.

(2)	Percentage ownership is calculated based on 165,179,737 shares of Class A Common Stock of the Issuer, which includes 44,297,386 shares of Class A Common Stock outstanding as of December 31, 2022 plus 120,882,351 shares of convertible Class B Common Stock held of record by HWGAA.

(1)	Names of reporting persons Petrus Employee Profit Share, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 6,083,578 (1)
	(6)	Shared voting power
	(7)	Sole dispositive power 6,083,578 (1)
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 6,083,578 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 12.08% (2)
(12)	Type of reporting person (see instructions) PN

(1)	Consists of 6,083,578 shares of Class B Common Stock held of record by PAM2 and for which PAM Partners GP serves as the general partner. PTC serves as an investment advisor to PAM2 and as trustee to the sole member of PAM Partners GP. An investment committee of PTC comprised of three individuals has voting and dispositive control over the Class B Common Stock held by PAM2. No single person controls investment or voting decisions with respect to the shares held by PAM2.

(2)	Percentage ownership is calculated based on 50,380,964 shares of Class A Common Stock of the Issuer, which includes 44,297,386 shares of Class A Common Stock outstanding as of December 31, 2022 plus 6,083,578 shares of convertible Class B Common Stock held of record by PAM2.

(1)	Names of reporting persons PAM Partners GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 6,083,578 (1)
	(6)	Shared voting power
	(7)	Sole dispositive power 6,083,578 (1)
	(8)	Shared dispositive power

(9)	Aggregate amount beneficially owned by each reporting person 6,083,578 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 12.08% (2)
(12)	Type of reporting person (see instructions) OO

Item 1(a) Name of Issuer:

Cricut, Inc., (the “Issuer”).

Item 1(b) Address of Issuer’s Principal Executive Offices:

10855 South River Front Parkway, Suite 600

South Jordan, UT 84095

Item 2 (a) Name of Persons Filing:

Each of the following is a reporting person (“Reporting Person”):

Petrus Trust Company, LTA

Petrus Capital Management, LLC

HWGAA, L.P.

Petrus Employee Profit Share, L.P.

PAM Partners GP, LLC

Item 2 (b) Address of Principal Business Office or, if none, Residence:

c/o Petrus Trust Company

3000 Turtle Creek Boulevard

Dallas, Texas 75219

Item 2 (c) Citizenship:

Reference is made to the response to Row 4 on each of pages 2-6 of this Schedule 13G/A (this “Schedule”), which responses are incorporated herein by reference.

Item 2 (d) Title of Class of Securities:

Class A Common Stock, $0.001 par value, (the “Class A Shares”).

Class B Common Stock, $0.001 par value, (the “Class B Shares”, collectively with the Class A Shares, the “Shares”). Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and has no expiration date.

Item 2 (e) CUSIP Number:

22658D100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

Reference is made to the response to Row 9 on each of pages 2-6 of this Schedule, which responses are incorporated herein by reference.

(b)	Percent of class:

Reference is made to the response to Row 11 on each of pages 2-6 of this Schedule, which responses are incorporated herein by reference.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Reference is made to the response to Row 5 on each of pages 2-6 of this Schedule, which responses are incorporated herein by reference.

(ii)	Shared power to vote or to direct the vote:

Reference is made to the response to Row 6 on each of pages 2-6 of this Schedule, which responses are incorporated herein by reference.

(iii)	Sole power to dispose or to direct the disposition of:

Reference is made to the response to Row 7 on each of pages 2-6 of this Schedule, which responses are incorporated herein by reference.

(iv)	Shared power to dispose or to direct the disposition of:

Reference is made to the response to Row 8 on each of pages 2-6 of this Schedule, which responses are incorporated herein by reference.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

Petrus Trust Company, LTA

/s/ Jonathan Covin, General Counsel
Petrus Trust Company, LTA

Petrus Capital Management, LLC

/s/ Jonathan Covin, General Counsel
Petrus Capital Management, LLC

HWGAA, L.P.

/s/ Jonathan Covin, General Counsel
Petrus Capital Management, LLC, the general partner of HWGAA, L.P.

Petrus Employee Profit Share, L.P.

/s/ Jonathan Covin, General Counsel
Petrus Trust Company, LTA, trustee of the sole member of PAM Partners GP, LLC, general partner of Petrus Employee Profit Share, L.P.

PAM Partners GP, LLC

/s/ Jonathan Covin, General Counsel
Petrus Trust Company, LTA, trustee of the sole member of PAM Partners GP, LLC

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 14, 2022).